Filed Pursuant to Rule 424(b)(5)
Registration No. 333-174869
PROSPECTUS
$20,000,000
Cytokinetics, Incorporated
Common Stock
     This prospectus relates to the issuance and sale of our common shares from time to time through our sales agent, McNicoll, Lewis & Vlak LLC, or MLV. These sales, if any, will be made pursuant to the terms of an At Market Issuance Sales Agreement entered into between us and our sales agent, the form of which was filed with the Securities and Exchange Commission with the registration statement of which this prospectus forms a part. Our sales agreement with MLV is limited to the sale of up to a number of common shares not to exceed the amount that can be sold under the registration statement of which this prospectus forms a part, which amount, as of the date of this prospectus, is $20.0 million.
     Our common stock is listed on The NASDAQ Global Market under the symbol “CYTK.” On June 10, 2011, the last reported sale price of our common stock on The NASDAQ Global Market was $1.18 per share.
     Sales of our common stock under this prospectus, if any, may be made in sales deemed to be “at-the-market” equity offerings as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, including sales made directly on or through The NASDAQ Global Market, the existing trading market for our common stock, sales made to or through a market maker other than on an exchange or otherwise, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices, and/or any other method permitted by law. MLV will act as a sales agent using commercially reasonable efforts consistent with its normal trading and sales practices, on mutually agreed terms between MLV and us. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.
     The compensation to MLV for sales of common stock sold pursuant to the sales agreement will be an amount equal to 3.0% of the gross proceeds of the sales price per share. In connection with the sale of the common stock on our behalf, MLV will be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended, and the compensation of MLV will be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contribution to MLV with respect to certain liabilities, including liabilities under the Securities Act of 1933, as amended.
     Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page 4 of this prospectus and in the documents incorporated by reference into this prospectus.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of the prospectus is June 23, 2011.

     No person has been authorized to give any information or make any representations in connection with this offering other than those contained or incorporated by reference in this prospectus and any accompanying prospectus supplement in connection with the offering described herein and therein, and, if given or made, such information or representations must not be relied upon as having been authorized by us. Neither this prospectus nor any prospectus supplement shall constitute an offer to sell or a solicitation of an offer to buy offered securities in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation. Neither the delivery of this prospectus or any prospectus supplement nor any sale made hereunder shall under any circumstances imply that the information contained or incorporated by reference herein or in any prospectus supplement is correct as of any date subsequent to the date hereof or of such prospectus supplement.

SUMMARY
     The following summary is qualified in its entirety by the more detailed information, including our consolidated financial statements and related notes incorporated in this prospectus by reference. You should carefully consider the information set forth in this entire prospectus, including the “Risk Factors” section, any accompanying prospectus supplement for such securities and the other documents we refer to and incorporate by reference. Unless the context otherwise requires, the terms “Cytokinetics,” “we,” “us” and “our” refer to Cytokinetics, Incorporated, a Delaware corporation.
Cytokinetics, Incorporated
Our Business
     We are a clinical-stage biopharmaceutical company focused on the discovery and development of novel small molecule therapeutics that modulate muscle function for the potential treatment of serious diseases and medical conditions. Our research and development activities relating to the biology of muscle function have evolved from our knowledge and expertise regarding the cytoskeleton, a complex biological infrastructure that plays a fundamental role within every human cell. Our current research and development programs relating to the biology of muscle function are directed to small molecule modulators of the contractility of cardiac, skeletal and smooth muscle.
     Our cardiac muscle contractility program is focused on the cardiac sarcomere, the basic unit of muscle contraction in the heart. Our lead drug candidate from this program, omecamtiv mecarbil (formerly known as CK-1827452), is a novel cardiac muscle myosin activator. We have conducted a clinical development program for omecamtiv mecarbil for the potential treatment of heart failure, comprised of a series of Phase I and Phase IIa clinical trials. In May 2009, Amgen, Inc. (“Amgen”) acquired an exclusive license to develop and commercialize omecamtiv mecarbil worldwide, except Japan, subject to our development and commercialization participation rights.
     CK-2017357 is the lead drug candidate from our skeletal sarcomere activator program. The skeletal muscle sarcomere is the basic unit of skeletal muscle contraction. CK-2017357 is currently the subject of a Phase II clinical trials program. We believe CK-2017357 may be useful in treating diseases or medical conditions associated with skeletal muscle weakness or wasting. CK-2017357 has received an orphan drug designation from the U.S. Food and Drug Administration (“FDA”) for the treatment of amyotrophic lateral sclerosis (also known as ALS or Lou Gehrig’s disease). We are also advancing back-up and follow-on skeletal sarcomere activators, each with different physiochemical and pharmacokinetic properties, intended to supplement our ongoing development activities. We have identified two potential drug candidates that we are progressing in non-clinical research and development activities. CK-2017357 and these potential drug candidates selectively activate the fast skeletal muscle troponin complex, which is a set of regulatory proteins that modulates the contractility of the fast skeletal muscle sarcomere.
     In our smooth muscle contractility program, we are conducting non-clinical development of compounds that directly inhibit smooth muscle myosin, the motor protein central to the contraction of smooth muscle. These compounds cause the relaxation of contracted smooth muscle, and so may be useful as potential treatments for diseases and conditions associated with excessive smooth muscle contraction, such as bronchoconstriction associated with asthma and chronic obstructive pulmonary disease.
     Earlier research activities at the company were directed to the inhibition of mitotic kinesins, a family of cytoskeletal motor proteins involved in the process of cell division, or mitosis. This research produced three drug candidates that have progressed into clinical testing for the potential treatment of cancer: ispinesib, SB-743921 and GSK-923295. Effective February 2010, our strategic alliance with GlaxoSmithKline relating to our mitotic kinesin inhibitors terminated by mutual agreement. We are currently evaluating strategic alternatives for these drug candidates with third parties.
     Two of our drug candidates directed to muscle contractility have now demonstrated pharmacodynamic activity in patients: omecamtiv mecarbil in patients with heart failure and CK-2017357 in patients with ALS and in patients with claudication associated with peripheral artery disease. In 2011, we expect to focus on translating the observed pharmacodynamic activity of these compounds into potentially meaningful clinical benefits for these patients.

Company Information
     We were incorporated in Delaware in August 1997 as Cytokinetics, Incorporated. We conduct our administration, finance, business development, clinical development, commercial development, quality assurance and regulatory affairs activities primarily from our headquarters located at 280 East Grand Avenue, South San Francisco, CA. Our general telephone number at that address is (650) 624-3000 and our website is located at www.cytokinetics.com. The information on, or that can be accessed through, our website is not incorporated by reference in this prospectus, and you should not consider it to be a part of this prospectus. Our website address is included as an inactive textual reference only.
     CYTOKINETICS and our logo used alone and with the mark CYTOKINETICS are our registered service marks and trademarks. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners.

The Offering

Common stock offered by us	Shares of our common stock having an aggregate offering price of up to $20.0 million.

Manner of offering	“At-the-market” offering that may be made from time to time through our sales agent, McNicoll, Lewis & Vlak LLC. See “Plan of Distribution” on page 28.
Use of Proceeds
We currently intend to use the net proceeds, if any, from the sale of shares of our common stock for research and development, including clinical trials for our drug candidates, and working capital and other general corporate purposes. See “Use of Proceeds” on page 26 of this prospectus.
Risk Factors
Investing in our securities involves a high degree of risk. See the information contained in or incorporated by reference under the heading “Risk Factors” beginning on page 4 of this prospectus and in the documents incorporated by reference into this prospectus supplement.
NASDAQ Global Market Listing
Our common stock is listed on The NASDAQ Global Market under the symbol “CYTK.”

RISK FACTORS
     In evaluating our business, you should carefully consider the following risks in addition to the other information in this prospectus and in the documents incorporated by reference in this prospectus. Any of the following risks could materially and adversely affect our business, results of operations, financial condition or your investment in our securities, and many are beyond our control. It is not possible to predict or identify all such factors and, therefore, you should not consider any of these risk factors to be a complete statement of all the potential risks or uncertainties that we face.
Risks Related To Our Business
We have a history of significant losses and may not achieve or sustain profitability and, as a result, you may lose all or part of your investment.
     We have generally incurred operating losses in each year since our inception in 1997, due to costs incurred in connection with our research and development activities and general and administrative costs associated with our operations. Our drug candidates are all in early and mid-stage clinical testing, and we and our partners must conduct significant additional clinical trials before we and our partners can seek the regulatory approvals necessary to begin commercial sales of our drugs. We expect to incur increasing losses for at least several more years, as we continue our research activities and conduct development of, and seek regulatory approvals for, our drug candidates, and commercialize any approved drugs. If our drug candidates fail or do not gain regulatory approval, or if our drugs do not achieve market acceptance, we will not be profitable. If we fail to become and remain profitable, or if we are unable to fund our continuing losses, you could lose all or part of your investment.
We will continue to need substantial additional capital in the future to sufficiently fund our operations.
     We have consumed substantial amounts of capital to date, and our operating expenditures will increase over the next several years if we expand our research and development activities. We have funded all of our operations and capital expenditures with proceeds from private and public sales of our equity securities, strategic alliances with Amgen, GSK and others, equipment financings, interest on investments and government grants. Not including the proceeds of this offering, we believe that our existing cash and cash equivalents, short-term investments and interest earned on investments should be sufficient to meet our projected operating requirements for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. Because of the numerous risks and uncertainties associated with the development of our drug candidates and other research and development activities, including risks and uncertainties that could impact the rate of progress of our development activities, we are unable to estimate with certainty the amounts of capital outlays and operating expenditures associated with these activities.
     For the foreseeable future, our operations will require significant funding, in addition to the proceeds of this offering, in large part due to our research and development expenses and the absence of any revenues from product sales. Until we can generate a sufficient amount of product revenue, we expect to raise future capital through strategic alliance and licensing arrangements, public or private equity offerings and debt financings. We do not currently have any commitments for future funding other than grant funding for our myasthenia gravis preclinical and clinical activities, and reimbursements, milestone and royalty payments that we may receive under our collaboration and option agreement with Amgen. We may not receive any further funds under that agreement. Our ability to raise funds may be adversely impacted by current economic conditions, including the effects of the recent disruptions to the credit and financial markets in the United States and worldwide. In particular, the pool of third-party capital that in the past has been available to development-stage companies such as ours has decreased significantly in recent years, and such decreased availability may continue for a prolonged period. As a result of these and other factors, we do not know whether additional financing will be available when needed, or that, if available, such financing would be on terms favorable to our stockholders or us.
     To the extent that we raise additional funds through strategic alliances or licensing and other arrangements with third parties, we will likely have to relinquish valuable rights to our technologies, research programs or drug candidates, or grant licenses on terms that may not be favorable to us. To the extent that we raise additional funds by issuing equity securities, our stockholders will experience additional dilution. To the extent that we raise additional funds through debt financing, the financing may involve covenants that restrict our business activities. In addition, funding from any of these sources, if needed, may not be available to us on favorable terms, or at all, or in accordance with our planned timelines.

     If we can not raise the funds we need to operate our business, we will need to discontinue certain research and development activities and our stock price likely would be negatively affected.
We depend on Amgen for the conduct, completion and funding of the clinical development and commercialization of omecamtiv mecarbil (formerly known as CK-1827452).
     In May 2009, Amgen exercised its option to acquire an exclusive license to our drug candidate omecamtiv mecarbil worldwide, except for Japan. As a result, Amgen is responsible for the clinical development and obtaining and maintaining regulatory approval of omecamtiv mecarbil for the potential treatment of heart failure worldwide, except Japan.
     We do not control the clinical development activities being conducted or that may be conducted in the future by Amgen, including, but not limited to, the timing of initiation, termination or completion of clinical trials, the analysis of data arising out of those clinical trials or the timing of release of data concerning those clinical trials, which may impact our ability to report on Amgen’s results. Amgen may conduct these activities more slowly or in a different manner than we would if we controlled the clinical development of omecamtiv mecarbil. Amgen is responsible for filing future applications with the FDA or other regulatory authorities for approval of mecamtiv mecarbil and will be the owner of any marketing approvals issued by the FDA or other regulatory authorities for omecamtiv mecarbil. If the FDA or other regulatory authorities approve omecamtiv mecarbil, Amgen will also be responsible for the marketing and sale of the resulting drug, subject to our right to co-promote omecamtiv mecarbil in North America if we exercise our option to co-fund Phase III development costs of omecamtiv mecarbil under the collaboration. However, we cannot control whether Amgen will devote sufficient attention and resources to the clinical development of omecamtiv mecarbil or will proceed in an expeditious manner, even if we do exercise our option to co-fund the development of omecamtiv mecarbil. Even if the FDA or other regulatory agencies approve omecamtiv mecarbil, Amgen may elect not to proceed with the commercialization of the resulting drug in one or more countries.
     Amgen generally has discretion to elect whether to pursue or abandon the development of omecamtiv mecarbil and may terminate our strategic alliance for any reason upon six months prior notice. If the initial results of one or more clinical trials with omecamtiv mecarbil do not meet Amgen’s expectations, Amgen may elect to terminate further development of omecamtiv mecarbil or certain of the potential clinical trials for omecamtiv mecarbil, even if the actual number of patients treated at that time is relatively small. If Amgen abandons omecamtiv mecarbil, it would result in a delay in or could prevent us from commercializing omecamtiv mecarbil, and would delay and could prevent us from obtaining revenues for this drug candidate. Disputes may arise between us and Amgen, which may delay or cause the termination of any omecamtiv mecarbil clinical trials, result in significant litigation or cause Amgen to act in a manner that is not in our best interest. If development of omecamtiv mecarbil does not progress for these or any other reasons, we would not receive further milestone payments or royalties on product sales from Amgen with respect to omecamtiv mecarbil. If Amgen abandons development of omecamtiv mecarbil prior to regulatory approval or if it elects not to proceed with commercialization of the resulting drug following regulatory approval, we would have to seek a new partner for clinical development or commercialization, curtail or abandon that clinical development or commercialization, or undertake and fund the clinical development of omecamtiv mecarbil or commercialization of the resulting drug ourselves. If we seek a new partner but are unable to do so on acceptable terms, or at all, or do not have sufficient funds to conduct the development or commercialization of omecamtiv mecarbil ourselves, we would have to curtail or abandon that development or commercialization, which could harm our business.
We have never generated, and may never generate, revenues from commercial sales of our drugs and we will not have drugs to market for at least several years, if ever.
     We currently have no drugs for sale and we cannot guarantee that we will ever develop or obtain approval to market any drugs. To receive marketing approval for any drug candidate, we must demonstrate that the drug candidate satisfies rigorous standards of safety and efficacy to the FDA in the United States and other regulatory authorities abroad. We and our partners will need to conduct significant additional research and preclinical and clinical testing before we or our partners can file applications with the FDA or other regulatory authorities for approval of any of our drug candidates. In addition, to compete effectively, our drugs must be easy to use, cost-effective and economical to manufacture on a commercial scale, compared to other therapies available for the treatment of the same conditions. We may not achieve any of these objectives. Currently, our only drug candidates that have progressed into clinical development are: omecamtiv mecarbil, our drug candidate for the potential treatment of heart failure; CK-2017357, our drug candidate for the potential treatment of diseases associated with aging, muscle wasting and neuromuscular dysfunction; and ispinesib, SB-743921 and GSK-923295, our drug candidates for the potential treatment of cancer. We cannot be certain that the clinical development of these or any future drug candidates will be successful, that they will receive the regulatory approvals required to commercialize them, or that any of our other research programs will yield a drug candidate suitable for clinical testing or commercialization. Our commercial revenues, if any, will be derived from sales of drugs that we do not expect to be commercially marketed for at least several years, if at all. The development of any one or all of these drug candidates may be discontinued at any stage of our clinical trials programs and we may not generate revenue from any of these drug candidates.
Clinical trials may fail to demonstrate the desired safety and efficacy of our drug candidates, which could prevent or significantly delay completion of clinical development and regulatory approval.
     Prior to receiving approval to commercialize any of our drug candidates, we or our partners must adequately demonstrate to the FDA and foreign regulatory authorities that the drug candidate is sufficiently safe and effective with substantial evidence from well-controlled clinical trials. In clinical trials we or our partners will need to demonstrate efficacy for the treatment of specific indications and monitor safety throughout the clinical development process and following approval. None of our drug candidates have yet been demonstrated to be safe and effective in clinical trials and they may never be. In addition, for each of our current preclinical compounds, we or our partners must adequately demonstrate satisfactory chemistry, formulation, stability and toxicity in order to submit an investigational new drug application (“IND”) to the FDA, or an equivalent application in foreign jurisdictions, that would allow us to advance that compound into clinical trials. Furthermore, we or our partners may need to submit separate INDs (or foreign equivalent) to different divisions within the FDA (or foreign regulatory authorities) in order to pursue clinical trials in different therapeutic areas. Each new IND (or foreign equivalent) must be reviewed by the new division before the clinical trial under its jurisdiction can proceed, entailing all the risks of delay inherent to regulatory review. If our or our partners’ current or future preclinical studies or clinical trials are unsuccessful, our business will be significantly harmed and our stock price could be negatively affected.
     All of our drug candidates are prone to the risks of failure inherent in drug development. Preclinical studies may not yield results that would adequately support the filing of an IND (or a foreign equivalent) with respect to our potential drug candidates. Even if the results of preclinical studies for a drug candidate are sufficient to support such a filing, the results of preclinical studies do not necessarily predict the results of clinical trials. As an example, because the physiology of animal species used in preclinical studies may vary substantially from other animal species and from humans, it may be difficult to assess with certainty whether a finding from a study in a particular animal species will result in similar findings in other animal species or in humans. For any of our drug candidates, the results from Phase I clinical trials in healthy volunteers and clinical results from Phase I and II trials in patients are not necessarily indicative of the results of larger Phase III clinical trials that are necessary to establish whether the drug candidate is safe and effective for the applicable indication. Likewise, interim results from a clinical trial may not be indicative of the final results from that trial.
     In addition, while the clinical trials of our drug candidates are designed based on the available relevant information, in view of the uncertainties inherent in drug development, such clinical trials may not be designed with focus on indications, patient populations, dosing regimens, safety or efficacy parameters or other variables that will provide the necessary safety or efficacy data to support regulatory approval to commercialize the resulting drugs. For example, in previously conducted two-stage Phase II clinical trials designed to evaluate the safety and efficacy of ispinesib as monotherapy in the first- or second-line treatment of patients with different forms of cancer, ispinesib did not satisfy the criteria for advancement to Stage 2. In addition, individual patient responses to the dose administered of a drug may vary in a manner that is difficult to predict. Also, the methods we select to assess particular safety or efficacy parameters may not yield the same statistical precision in estimating our drug candidates’ effects as may other alternative methodologies. Even if we believe the data collected from clinical trials of our drug candidates are promising, these data may not be sufficient to support approval by the FDA or foreign regulatory authorities. Preclinical and clinical data can be interpreted in different ways. Accordingly, the FDA or foreign regulatory authorities could interpret these data in different ways than we or our partners do, which could delay, limit or prevent regulatory approval.
     Administering any of our drug candidates or potential drug candidates may produce undesirable side effects, also known as adverse effects. Toxicities and adverse effects observed in preclinical studies for some compounds in a particular research and development program may also occur in preclinical studies or clinical trials of other compounds from the same program. Potential toxicity issues may arise from the effects of the active pharmaceutical ingredient itself or from impurities or degradants that are present in the active pharmaceutical ingredient or could form over time in the formulated drug candidate or the active pharmaceutical ingredient. These toxicities or adverse effects could delay or prevent the filing of an IND (or a foreign equivalent) with respect to our drug candidates or potential drug candidates or cause us or our partners to modify, suspend or terminate clinical trials with respect to any drug candidate at any time during the development program. The

FDA, other regulatory authorities, our partners or we may modify, suspend or terminate clinical trials with our drug candidates at any time. If these or other adverse effects are severe or frequent enough to outweigh the potential efficacy of a drug candidate, the FDA or other regulatory authorities could deny approval of that drug candidate for any or all targeted indications. Even if one or more of our drug candidates were approved for sale as drugs, the occurrence of even a limited number of toxicities or adverse effects when used in large populations may cause the FDA to impose restrictions on, or stop, the further marketing of those drugs. Indications of potential adverse effects or toxicities which do not seem significant during the course of clinical trials may later turn out to actually constitute serious adverse effects or toxicities when a drug is used in large populations or for extended periods of time.
     We have observed certain adverse effects in the clinical trials conducted with our drug candidates. For example, in clinical trials of omecamtiv mecarbil, doses that exceeded the maximum tolerated dose were associated with complaints of chest discomfort, palpitations, dizziness and feeling hot, increases in heart rate, declines in blood pressure, electrocardiographic changes consistent with acute myocardial ischemia and transient rises in the MB fraction of creatine kinase and cardiac troponins I and T, which are indicative of myocardial infarction. In Phase IIa clinical trials of CK-2017357, adverse events of dizziness, fatigue, headache, somnolence (sleepiness), euphoric mood, muscle spasms, gait disturbance, pain in extremity, feeling drunk, vision blurred, muscular weakness, nausea, balance disorder, hypertension, asthenia (loss of strength and energy), abnormal coordination and dysarthria (difficulty speaking) occurred more frequently during treatment with CK-2017357 than with placebo, with a possible trend for their frequencies to increase with increasing doses of CK-2017357. In clinical trials of ispinesib, the most commonly observed dose-limiting toxicity was neutropenia, a decrease in the number of a certain type of white blood cell that results in an increase in susceptibility to infection.
     Further, the administration of two or more drugs contemporaneously can lead to interactions between them, and in clinical trials, our drug candidates may interact with other drugs that the trial subjects are taking. For example, many ALS patients take riluzole, a commercially available treatment for ALS. In a Phase IIa clinical trial of CK-2017357 in ALS patients, we observed in the patients taking riluzole increases in the blood plasma concentration of riluzole associated with the administration of CK-2017357. Accordingly, we are conducting a Phase I drug-drug interaction clinical trial intended to evaluate the effects of CK-2017357 on the pharmacokinetics of riluzole and other drugs to better understand the significance of this finding. If this drug-drug interaction trial produces materially adverse findings, it may call into question the feasibility of developing CK-2017357 as a treatment for ALS.
     In addition, clinical trials of omecamtiv mecarbil and CK-2017357 enroll patients who typically suffer from serious diseases which put them at increased risk of death. These patients may die while receiving our drug candidates. In such circumstances, it may not be possible to exclude with certainty a causal relationship to our drug candidate, even though the responsible clinical investigator may view such an event as not study drug-related. For example, in a Phase IIa clinical trial designed to evaluate and compare the oral pharmacokinetics of both modified and immediate release formulations of omecamtiv mecarbil in patients with stable heart failure, a patient died suddenly after receiving the immediate release formulation of omecamtiv mecarbil, without having reported any preceding adverse events. The clinical investigator assessed the patient’s death as not related to omecamtiv mecarbil. However, the event was reported to the appropriate regulatory authorities as possibly related to omecamtiv mecarbil because the immediate cause of the patient’s death could not be determined, and therefore, a relationship to omecamtiv mecarbil could not be excluded definitively.
     Any failure or significant delay in completing preclinical studies or clinical trials for our drug candidates, or in receiving and maintaining regulatory approval for the sale of any resulting drugs, may significantly harm our business and negatively affect our stock price.
Clinical trials are expensive, time-consuming and subject to delay.
     Clinical trials are subject to rigorous regulatory requirements and are very expensive, difficult and time-consuming to design and implement. The length of time and number of trial sites and patients required for clinical trials vary substantially based on the type, complexity, novelty, intended use of the drug candidate and safety concerns. We estimate that the clinical trials of our current drug candidates will each continue for several more years. However, the clinical trials for all or any of these drug candidates may take significantly longer to complete. The commencement and completion of our clinical trials could be delayed or prevented by many factors, including, but not limited to:
•	delays in obtaining, or inability to obtain, regulatory or other approvals to commence and conduct clinical trials in the manner we or our partners deem necessary for the appropriate and timely development of our drug candidates and commercialization of any resulting drugs;

•	delays in identifying and reaching agreement, or inability to identify and reach agreement, on acceptable terms, with prospective clinical trial sites and other entities involved in the conduct of our clinical trials;

•	delays or additional costs in developing, or inability to develop, appropriate formulations of our drug candidates for clinical trial use, including an appropriate modified release oral formulation for omecamtiv mecarbil;

•	slower than expected rates of patient recruitment and enrollment, including as a result of competition for patients with other clinical trials; limited numbers of patients that meet the enrollment criteria; patients’, investigators’ or trial sites’ reluctance to agree to the requirements of a protocol; or the introduction of alternative therapies or drugs by others;

•	for those drug candidates that are the subject of a strategic alliance, delays in reaching agreement with our partner as to appropriate development strategies;

•	a regulatory authority may require changes to a protocol for a clinical trial that then may require approval from regulatory agencies in other jurisdictions where the trial is being conducted;

•	an institutional review board (“IRB”) or its foreign equivalent may require changes to a protocol that then require approval from regulatory agencies and other IRBs and their foreign equivalents, or regulatory authorities may require changes to a protocol that then require approval from the IRBs or their foreign equivalents;

•	for clinical trials conducted in foreign countries, the time and resources required to identify, interpret and comply with foreign regulatory requirements or changes in those requirements, and political instability or natural disasters occurring in those countries;

•	lack of effectiveness of our drug candidates during clinical trials;

•	unforeseen safety issues;

•	inadequate supply of clinical trial materials;

•	uncertain dosing issues;

•	failure by us, our partners, or clinical research organizations, investigators or site personnel engaged by us or our partners to comply with good clinical practices and other applicable laws and regulations, including those concerning informed consent;

•	inability or unwillingness of investigators or their staffs to follow clinical protocols;

•	inability to monitor patients adequately during or after treatment;

•	introduction of new therapies or changes in standards of practice or regulatory guidance that render our drug candidates or their clinical trial endpoints obsolete; and

•	results from non-clinical studies that may adversely impact the timing or further development of our drug candidates.
     We do not know whether planned clinical trials will begin on time, or whether planned or currently ongoing clinical trials will need to be restructured or will be completed on schedule, if at all. Significant delays in clinical trials will impede our ability to commercialize our drug candidates and generate revenue and could significantly increase our development costs.

If we fail to enter into and maintain successful strategic alliances for our drug candidates, potential drug candidates or research and development programs, we will have to reduce, delay or discontinue our advancement of those drug candidates, potential drug candidates and programs or expand our research and development capabilities and increase our expenditures.
     Drug development is complicated and expensive. We currently have limited financial and operational resources to carry out drug development. Our strategy for developing, manufacturing and commercializing our drug candidates and potential drug candidates currently requires us to enter into and successfully maintain strategic alliances with pharmaceutical companies or other industry participants to advance our programs and reduce our expenditures on each program. Accordingly, the success of our development activities depends in large part on our current and future strategic partners’ performance, over which we have little or no control.
     We have retained all rights to develop and commercialize CK-2017357, ispinesib, SB-743921 and GSK-923295. We currently do not have a strategic partner for these drug candidates. We are relying on GSK to complete its Phase I clinical trial for GSK-923295. We expect to rely on one or more strategic partners or other arrangements with third parties to advance and develop CK-2017357 and other compounds from our skeletal muscle contractility program; ispinesib, SB-743921 and GSK-923295; and our smooth muscle myosin inhibitors. However, we may not be able to negotiate and enter into such strategic alliances or arrangements on acceptable terms, if at all, or in accordance with our planned timelines.
     We rely on Amgen to conduct non-clinical and clinical development for omecamtiv mecarbil for the potential treatment of heart failure. If Amgen elects to terminate its development activities with respect to omecamtiv mecarbil, we currently do not have an alternative strategic partner for this drug candidate.
     Our ability to commercialize drugs that we develop with our partners and that generate royalties from product sales depends on our partners’ abilities to assist us in establishing the safety and efficacy of our drug candidates, obtaining and maintaining regulatory approvals and achieving market acceptance of the drugs once commercialized. Our partners may elect to delay or terminate development of one or more drug candidates, independently develop drugs that could compete with ours or fail to commit sufficient resources to the marketing and distribution of drugs developed through their strategic alliances with us. Our partners may not proceed with the development and commercialization of our drug candidates with the same degree of urgency as we would because of other priorities they face. In addition, new business combinations or changes in a partner’s business strategy may adversely affect its willingness or ability to carry out its obligations under a strategic alliance.
     If we are not able to successfully maintain our existing strategic alliances or establish and successfully maintain additional strategic alliances, we will have to limit the size or scope of, or delay or discontinue, one or more of our drug development programs or research programs, or undertake and fund these programs ourselves. Alternatively, if we elect to continue to conduct any of these drug development programs or research programs on our own, we will need to expand our capability to conduct clinical development by bringing additional skills, technical expertise and resources into our organization. This would require significant additional funding, which may not be available to us on acceptable terms, or at all.
We depend on contract research organizations to conduct our clinical trials and have limited control over their performance.
     We have used and intend to continue to use contract research organizations (“CROs”) within and outside of the United States to conduct clinical trials of our drug candidates, such as CK-2017357. We do not have control over many aspects of our CROs’ activities, and cannot fully control the amount, timing or quality of resources that they devote to our programs. CROs may not assign as high a priority to our programs or pursue them as diligently as we would if we were undertaking these programs ourselves. The activities conducted by our CROs therefore may not be completed on schedule or in a satisfactory manner. CROs may also give higher priority to relationships with our competitors and potential competitors than to their relationships with us. Outside of the United States, we are particularly dependent on our CROs’ expertise in communicating with clinical trial sites and regulatory authorities and ensuring that our clinical trials and related activities and regulatory filings comply with applicable laws. Our CROs’ failure to carry out development activities on our behalf according to our and the FDA’s or other regulatory agencies’ requirements and in accordance with applicable U.S. and foreign laws, or our failure to properly coordinate and manage these activities, could increase the cost of our operations and delay or prevent the development, approval and commercialization of our drug candidates. In addition, if a CRO fails to perform as agreed, our ability to collect damages may be contractually limited. If we fail to effectively manage the CROs carrying out the development of our drug candidates or if our CROs fail to perform as agreed, the commercialization of our drug candidates will be delayed or prevented.

We have no manufacturing capacity and depend on our strategic partners and contract manufacturers to produce our clinical trial drug supplies for each of our drug candidates and potential drug candidates, and anticipate continued reliance on contract manufacturers for the development and commercialization of our potential drugs.
     We do not currently operate manufacturing facilities for clinical or commercial production of our drug candidates or potential drug candidates. We have limited experience in drug formulation and manufacturing, and we lack the resources and the capabilities to manufacture any of our drug candidates or potential drug candidates on a clinical or commercial scale. Amgen has assumed responsibility to conduct these activities for the ongoing clinical development of omecamtiv mecarbil worldwide, except Japan. We have relied on GSK to conduct these activities for the clinical development of GSK-923295. For CK-2017357 and our other drug candidates and potential drug candidates, we rely (and for omecamtiv mecarbil, ispinesib and SB-743921, we have relied) on a limited number of contract manufacturers. In particular, we rely on single-source contract manufacturers for the active pharmaceutical ingredient and the drug product supply for our clinical trials. We expect to rely on contract manufacturers to supply all future drug candidates for which we conduct clinical development. If any of our existing or future contract manufacturers fail to perform satisfactorily, it could delay clinical development or regulatory approval of our drug candidates or commercialization of our drugs, producing additional losses and depriving us of potential product revenues. In addition, if a contract manufacturer fails to perform as agreed, our ability to collect damages may be contractually limited.
     Our drug candidates and potential drug candidates require precise high-quality manufacturing. The failure to achieve and maintain high manufacturing standards, including failure to detect or control anticipated or unanticipated manufacturing errors or the frequent occurrence of such errors, could result in patient injury or death, discontinuance or delay of ongoing or planned clinical trials, delays or failures in product testing or delivery, cost overruns, product recalls or withdrawals and other problems that could seriously hurt our business. Contract drug manufacturers often encounter difficulties involving production yields, quality control and quality assurance and shortages of qualified personnel. These manufacturers are subject to stringent regulatory requirements, including the FDA’s current good manufacturing practices regulations and similar foreign laws and standards. Each contract manufacturer must pass a pre-approval inspection before we can obtain marketing approval for any of our drug candidates and following approval will be subject to ongoing periodic unannounced inspections by the FDA, the U.S. Drug Enforcement Agency and other regulatory agencies, to ensure strict compliance with current good manufacturing practices and other applicable government regulations and corresponding foreign laws and standards. We seek to ensure that our contract manufacturers comply fully with all applicable regulations, laws and standards. However, we do not have control over our contract manufacturers’ compliance with these regulations, laws and standards. If one of our contract manufacturers fails to pass its pre-approval inspection or maintain ongoing compliance at any time, the production of our drug candidates could be interrupted, resulting in delays or discontinuance of our clinical trials, additional costs and potentially lost revenues. In addition, failure of any third party manufacturers or us to comply with applicable regulations, including pre-or post-approval inspections and the current good manufacturing practice requirements of the FDA or other comparable regulatory agencies, could result in sanctions being imposed on us. These sanctions could include fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of our products, delay, suspension or withdrawal of approvals, license revocation, product seizures or recalls, operational restrictions and criminal prosecutions, any of which could significantly and adversely affect our business.
     In addition, our existing and future contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to successfully produce, store and distribute our drug candidates. If a natural disaster, business failure, strike or other difficulty occurs, we may be unable to replace these contract manufacturers in a timely or cost-effective manner and the production of our drug candidates would be interrupted, resulting in delays and additional costs.
     Switching manufacturers or manufacturing sites would be difficult and time-consuming because the number of potential manufacturers is limited. In addition, before a drug from any replacement manufacturer or manufacturing site can be commercialized, the FDA and, in some cases, foreign regulatory agencies, must approve that site. These approvals would require regulatory testing and compliance inspections. A new manufacturer or manufacturing site also would have to be educated in, or develop substantially equivalent processes for, production of our drugs and drug candidates. It may be difficult or impossible to transfer certain elements of a manufacturing process to a new manufacturer or for us to find a replacement manufacturer on acceptable terms quickly, or at all, either of which would delay or prevent our ability to develop drug candidates and commercialize any resulting drugs.

We may not be able to successfully scale-up manufacturing of our drug candidates in sufficient quality and quantity, which would delay or prevent us from developing our drug candidates and commercializing resulting approved drugs, if any.
     To date, our drug candidates have been manufactured in small quantities for preclinical studies and early-stage clinical trials. In order to conduct larger scale or late-stage clinical trials for a drug candidate and for commercialization of the resulting drug if that drug candidate is approved for sale, we will need to manufacture it in larger quantities. We may not be able to successfully increase the manufacturing capacity for any of our drug candidates, whether in collaboration with third-party manufacturers or on our own, in a timely or cost-effective manner or at all. If a contract manufacturer makes improvements in the manufacturing process for our drug candidates, we may not own, or may have to share, the intellectual property rights to those improvements. Significant scale-up of manufacturing may require additional validation studies, which are costly and which the FDA must review and approve. In addition, quality issues may arise during those scale-up activities because of the inherent properties of a drug candidate itself or of a drug candidate in combination with other components added during the manufacturing and packaging process, or during shipping and storage of the finished product or active pharmaceutical ingredients. If we are unable to successfully scale-up manufacture of any of our drug candidates in sufficient quality and quantity, the development of that drug candidate and regulatory approval or commercial launch for any resulting drugs may be delayed or there may be a shortage in supply, which could significantly harm our business.
The mechanisms of action of our drug candidates and potential drug candidates are unproven, and we do not know whether we will be able to develop any drug of commercial value.
     We have discovered and are currently developing drug candidates and potential drug candidates that have what we believe are novel mechanisms of action directed against cytoskeletal targets, and intend to continue to do so. Because no currently approved drugs appear to operate via the same biochemical mechanisms as our compounds, we cannot be certain that our drug candidates and potential drug candidates will result in commercially viable drugs that safely and effectively treat the indications for which we intend to develop them. The results we have seen for our compounds in preclinical models may not translate into similar results in humans, and results of early clinical trials in humans may not be predictive of the results of larger clinical trials that may later be conducted with our drug candidates. Even if we are successful in developing and receiving regulatory approval for a drug candidate for the treatment of a particular disease, we cannot be certain that we will also be able to develop and receive regulatory approval for that or other drug candidates for the treatment of other diseases. If we or our partners are unable to successfully develop and commercialize our drug candidates, our business will be materially harmed.
Our success depends substantially upon our ability to obtain and maintain intellectual property protection relating to our drug candidates, potential drug candidates and research technologies.
     We own, or hold exclusive licenses to, a number of U.S. and foreign patents and patent applications directed to our drug candidates, potential drug candidates and research technologies. Our success depends on our ability to obtain patent protection both in the United States and in other countries for our drug candidates and potential drug candidates, their methods of manufacture and use, and our technologies. Our ability to protect our drug candidates, potential drug candidates and technologies from unauthorized or infringing use by third parties depends substantially on our ability to obtain and enforce our patents. If our issued patents and patent applications, if granted, do not adequately describe, enable or otherwise provide coverage of our technologies and drug candidates and potential drug candidates, including omecamtiv mecarbil, CK-2017357, ispinesib, SB-743921 and GSK-923295, we or our licensees would not be able to exclude others from developing or commercializing these drug candidates. Furthermore, the degree of future protection of our proprietary rights is uncertain because legal means may not adequately protect our rights or permit us to gain or keep our competitive advantage.
     Due to evolving legal standards relating to the patentability, validity and enforceability of patents covering pharmaceutical inventions and the claim scope of these patents, our ability to enforce our existing patents and to obtain and enforce patents that may issue from any pending or future patent applications is uncertain and involves complex legal, scientific and factual questions. The standards which the U.S. Patent and Trademark Office and its foreign counterparts use to grant patents are not always applied predictably or uniformly and are subject to change. To date, no consistent policy has emerged regarding the breadth of claims allowed in biotechnology and pharmaceutical patents. Thus, we cannot be sure that any patents will issue from any pending or future patent applications owned by or licensed to us. Even if patents do issue, we cannot be sure that the claims of these patents will be held valid or enforceable by a court of law, will provide us with any significant protection against competitive products, or will afford us a commercial advantage over competitive products. In particular:

•	we or our licensors might not have been the first to make the inventions covered by each of our pending patent applications and issued patents;

•	we or our licensors might not have been the first to file patent applications for the inventions covered by our pending patent applications and issued patents;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

•	some or all of our or our licensors’ pending patent applications may not result in issued patents or the claims that issue may be narrow in scope and not provide us with competitive advantages;

•	our and our licensors’ issued patents may not provide a basis for commercially viable drugs or therapies or may be challenged and invalidated by third parties;

•	our or our licensors’ patent applications or patents may be subject to interference, opposition or similar administrative proceedings that may result in a reduction in their scope or their loss altogether;

•	we may not develop additional proprietary technologies or drug candidates that are patentable; or

•	the patents of others may prevent us or our partners from discovering, developing or commercializing our drug candidates.
     Patent protection is afforded on a country-by-country basis. Some foreign jurisdictions do not protect intellectual property rights to the same extent as in the United States. Many companies have encountered significant difficulties in protecting and defending intellectual property rights in foreign jurisdictions. Some of our development efforts are performed in countries outside of the United States through third party contractors. We may not be able to effectively monitor and assess intellectual property developed by these contractors. We therefore may not be able to effectively protect this intellectual property and could lose potentially valuable intellectual property rights. In addition, the legal protection afforded to inventors and owners of intellectual property in countries outside of the United States may not be as protective of intellectual property rights as in the United States. Therefore, we may be unable to acquire and protect intellectual property developed by these contractors to the same extent as if these development activities were being conducted in the United States. If we encounter difficulties in protecting our intellectual property rights in foreign jurisdictions, our business prospects could be substantially harmed.
     We rely on intellectual property assignment agreements with our corporate partners, employees, consultants, scientific advisors and other collaborators to grant us ownership of new intellectual property that is developed. These agreements may not result in the effective assignment to us of that intellectual property. As a result, our ownership of key intellectual property could be compromised.
     Changes in either the patent laws or their interpretation in the United States or other countries may diminish the value of our intellectual property or our ability to obtain patents. For example, the U.S. Congress is currently considering bills that could change U.S. law regarding, among other things, post-grant review of issued patents and the calculation of damages once patent infringement has been determined by a court of law. If enacted into law, these provisions could severely weaken patent protection in the United States.
     If one or more products resulting from our drug candidates is approved for sale by the FDA and we do not have adequate intellectual property protection for those products, competitors could duplicate them for approval and sale in the United States without repeating the extensive testing required of us or our partners to obtain FDA approval. Regardless of any patent protection, under current law, an application for a generic version of a new chemical entity cannot be approved until at least five years after the FDA has approved the original product. When that period expires, or if that period is altered, the FDA could approve a generic version of our product regardless of our patent protection. An applicant for a generic version of our product may only be required to conduct a relatively inexpensive study to show that its product is bioequivalent to our product, and may not have to repeat the lengthy and expensive clinical trials that we or our partners conducted to demonstrate that the product is safe and effective. In the absence of adequate patent protection for our products in other countries, competitors may similarly be able to obtain regulatory approval in those countries of generic versions of our products.

     We also rely on trade secrets to protect our technology, particularly where we believe patent protection is not appropriate or obtainable. However, trade secrets are often difficult to protect, especially outside of the United States. While we endeavor to use reasonable efforts to protect our trade secrets, our or our partners’ employees, consultants, contractors or scientific and other advisors may unintentionally or willfully disclose our information to competitors. In addition, confidentiality agreements, if any, executed by those individuals may not be enforceable or provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure. Pursuing a claim that a third party had illegally obtained and was using our trade secrets would be expensive and time-consuming, and the outcome would be unpredictable. Even if we are able to maintain our trade secrets as confidential, if our competitors independently develop information equivalent or similar to our trade secrets, our business could be harmed.
     If we are not able to defend the patent or trade secret protection position of our technologies and drug candidates, then we will not be able to exclude competitors from developing or marketing competing drugs, and we may not generate enough revenue from product sales to justify the cost of development of our drugs or to achieve or maintain profitability.
If we are sued for infringing third party intellectual property rights, it will be costly and time-consuming, and an unfavorable outcome would have a significant adverse effect on our business.
     Our ability to commercialize drugs depends on our ability to use, manufacture and sell those drugs without infringing the patents or other proprietary rights of third parties. Numerous U.S. and foreign issued patents and pending patent applications owned by third parties exist in the therapeutic areas in which we are developing drug candidates and seeking new potential drug candidates. In addition, because patent applications can take several years to issue, there may be currently pending applications, unknown to us, which could later result in issued patents that our activities with our drug candidates could infringe. There may also be existing patents, unknown to us, that our activities with our drug candidates could infringe.
     Currently, we are aware of an issued U.S. patent and at least one pending U.S. patent application assigned to Curis, Inc., relating to certain compounds in the quinazolinone class. Ispinesib falls into this class of compounds. The Curis U.S. patent claims a method of inhibiting signaling by what is called the hedgehog pathway using certain quinazolinone compounds. Curis also has pending applications in Europe, Japan, Australia and Canada with claims covering certain quinazolinone compounds, compositions thereof and methods of their use. Two of the Australian applications have been allowed and two of the European applications have been granted. We have opposed the granting of certain of these patents to Curis in Europe and in Australia. Curis has withdrawn one of the Australian applications. One of the European patents that we opposed was recently revoked and is no longer valid in Europe. Curis has appealed this decision.
     Curis or a third party may assert that the manufacture, use, importation or sale of ispinesib may infringe one or more of its patents. We believe that we have valid defenses against the issued U.S. patent owned by Curis if it were to be asserted against us. However, we cannot guarantee that a court would find these defenses valid or that any additional defenses would be successful. We have not attempted to obtain a license to these patents. If we decide to seek a license to these patents, we cannot guarantee that such a license would be available on acceptable terms, if at all.
     Other future products of ours may be impacted by patents of companies engaged in competitive programs with significantly greater resources (such as Merck & Co., Inc., Eli Lilly and Company, Bristol-Myers Squibb Company, Novartis and AstraZeneca AB). Further development of these products could be impacted by these patents and result in significant legal fees.
     If a third party claims that our actions infringe its patents or other proprietary rights, we could face a number of issues that could seriously harm our competitive position, including, but not limited to:
•	infringement and other intellectual property claims that, even if meritless, can be costly and time-consuming to litigate, delay the regulatory approval process and divert management’s attention from our core business operations;

•	substantial damages for past infringement which we may have to pay if a court determines that our drugs or technologies infringe a third party’s patent or other proprietary rights;

•	a court prohibiting us from selling or licensing our drugs or technologies unless the holder licenses the patent or other proprietary rights to us, which it is not required to do; and

•	if a license is available from a holder, we may have to pay substantial royalties or grant cross-licenses to our patents or other proprietary rights.
     If any of these events occur, it could significantly harm our business and negatively affect our stock price.
We may undertake infringement or other legal proceedings against third parties, causing us to spend substantial resources on litigation and exposing our own intellectual property portfolio to challenge.
     Third parties may infringe our patents. To prevent infringement or unauthorized use, we may need to file infringement suits, which are expensive and time-consuming. In an infringement proceeding, a court may decide that one or more of our patents is invalid, unenforceable, or both. In this case, third parties may be able to use our technology without paying licensing fees or royalties. Even if the validity of our patents is upheld, a court may refuse to stop the other party from using the technology at issue on the ground that the other party’s activities are not covered by our patents. Policing unauthorized use of our intellectual property is difficult, and we may not be able to prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect such rights as fully as in the United States. In addition, third parties may affirmatively challenge our rights to, or the scope or validity of, our patent rights.
We may become involved in disputes with our strategic partners over intellectual property ownership, and publications by our research collaborators and clinical investigators could impair our ability to obtain patent protection or protect our proprietary information, either of which would have a significant impact on our business.
     Inventions discovered under our current or future strategic alliance agreements may become jointly owned by our strategic partners and us in some cases, and the exclusive property of one of us in other cases. Under some circumstances, it may be difficult to determine who owns a particular invention or whether it is jointly owned, and disputes could arise regarding ownership or use of those inventions. These disputes could be costly and time-consuming, and an unfavorable outcome could have a significant adverse effect on our business if we were not able to protect or license rights to these inventions. In addition, our research collaborators and clinical investigators generally have contractual rights to publish data arising from their work. Publications by our research collaborators and clinical investigators relating to our research and development programs, either with or without our consent, could benefit our current or potential competitors and may impair our ability to obtain patent protection or protect our proprietary information, which could significantly harm our business.
We may be subject to claims that we or our employees have wrongfully used or disclosed trade secrets of their former employers.
     Many of our employees were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If we fail in defending these claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper or prevent our ability to develop and commercialize certain potential drugs, which could significantly harm our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and distract management.
Our competitors may develop drugs that are less expensive, safer or more effective than ours, which may diminish or eliminate the commercial success of any drugs that we may commercialize.
     We compete with companies that have developed drugs or are developing drug candidates for cardiovascular diseases, cancer and other diseases for which our drug candidates may be useful treatments. For example, if omecamtiv mecarbil is approved for marketing by the FDA for heart failure, that drug candidate would compete against other drugs used for the treatment of heart failure. These include generic drugs, such as milrinone, dobutamine or digoxin and newer marketed drugs such as nesiritide. Omecamtiv mecarbil could also potentially compete against other novel drug candidates in development, such as bucindolol, which is being developed by ARCA biopharma, Inc.; relaxin, which is being developed by Novartis; CD-NP, which is being developed by Nile Therapeutics, Inc., and glial growth factor (GGF-2) which is being developed by Acorda Therapeutics, Inc. In addition, there are a number of medical devices being developed for the potential treatment of heart failure.

     With respect to CK-2017357 and other compounds that may arise from our skeletal muscle contractility program, potential competitors include Ligand Pharmaceuticals, Inc., which is developing LGD-4033, a selective androgen receptor modulator, for muscle wasting; and GTx, Inc., which is developing ostarine, a selective androgen receptor modulator, for cancer cachexia. Acceleron Pharma, Inc. is conducting clinical development with ACE-031, a myostatin inhibitor, and related compounds to evaluate their ability to treat diseases involving the loss of muscle mass, strength and function. We are aware that other companies are developing potential new therapies for ALS, such as Biogen Idec, Inc., Mitsubishi Tanabe Pharma Corporation, Eisai Inc., Trophos SA, and Isis Pharmaceuticals, Inc. If CK-2017357 or other of our skeletal muscle sarcomere activators are approved for the treatment of claudication associated with peripheral artery disease, they will compete with currently approved therapies for the treatment of peripheral artery disease. We are also aware that a number of companies are developing potential new treatments for peripheral artery disease or associated symptoms of claudication. If CK-2017357 or other of our skeletal muscle sarcomere activators are approved for the treatment of myasthenia gravis, they will compete with currently approved therapies for the treatment of myasthenia gravis, including but not limited to anticholinesterase agents, such as pyridostigmine bromide and neostigmine bromide, corticosteroids, such as prednisone, and immunomodulatory drugs, such as azathiaprine and cyclosporine. We are also aware that a number of companies are developing or commercializing in certain markets potential new treatments for myasthenia gravis, such as Benesis Corp. (GB-0998), Alexion Pharmaceuticals, Inc. (eculizumab) and Astellas (tacrolimus).
Our competitors may:
•	develop drug candidates and market drugs that are less expensive or more effective than our future drugs;

•	commercialize competing drugs before we or our partners can launch any drugs developed from our drug candidates;

•	hold or obtain proprietary rights that could prevent us from commercializing our products;

•	initiate or withstand substantial price competition more successfully than we can;

•	more successfully recruit skilled scientific workers and management from the limited pool of available talent;

•	more effectively negotiate third-party licenses and strategic alliances;

•	take advantage of acquisition or other opportunities more readily than we can;

•	develop drug candidates and market drugs that increase the levels of safety or efficacy that our drug candidates will need to show in order to obtain regulatory approval; or

•	introduce therapies or market drugs that render the market opportunity for our potential drugs obsolete.
     We will compete for market share against large pharmaceutical and biotechnology companies and smaller companies that are collaborating with larger pharmaceutical companies, new companies, academic institutions, government agencies and other public and private research organizations. Many of these competitors, either alone or together with their partners, may develop new drug candidates that will compete with ours. These competitors may, and in certain cases do, operate larger research and development programs or have substantially greater financial resources than we do. Our competitors may also have significantly greater experience in:
•	developing drug candidates;

•	undertaking preclinical testing and clinical trials;

•	building relationships with key customers and opinion-leading physicians;

•	obtaining and maintaining FDA and other regulatory approvals of drug candidates;

•	formulating and manufacturing drugs; and

•	launching, marketing and selling drugs.

     If our competitors market drugs that are less expensive, safer or more efficacious than our potential drugs, or that reach the market sooner than our potential drugs, we may not achieve commercial success. In addition, the life sciences industry is characterized by rapid technological change. If we fail to stay at the forefront of technological change, we may be unable to compete effectively. Our competitors may render our technologies obsolete by improving existing technological approaches or developing new or different approaches, potentially eliminating the advantages in our drug discovery process that we believe we derive from our research approach and proprietary technologies.
Our failure to attract and retain skilled personnel could impair our drug development and commercialization activities.
     Our business depends on the performance of our senior management and key scientific and technical personnel. The loss of the services of any member of our senior management or key scientific or technical staff may significantly delay or prevent the achievement of drug development and other business objectives by diverting management’s attention to transition matters and identifying suitable replacements. We also rely on consultants and advisors to assist us in formulating our research and development strategy. All of our consultants and advisors are either self-employed or employed by other organizations, and they may have conflicts of interest or other commitments, such as consulting or advisory contracts with other organizations, that may affect their ability to contribute to us. In addition, if and as our business grows, we will need to recruit additional executive management and scientific and technical personnel. There is currently intense competition for skilled executives and employees with relevant scientific and technical expertise, and this competition is likely to continue. Our inability to attract and retain sufficient scientific, technical and managerial personnel could limit or delay our product development activities, which would adversely affect the development of our drug candidates and commercialization of our potential drugs and growth of our business.
Any future workforce and expense reductions may have an adverse impact on our internal programs and our ability to hire and retain skilled personnel.
     In light of our continued need for funding and cost control, we may be required to implement future workforce and expense reductions, which may negatively affect our productivity and limit our research and development activities. For example, as part of our strategic restructuring and workforce reduction in 2008, we discontinued our early research activities in oncology. Our future success will depend in large part upon our ability to attract and retain highly skilled personnel. We may have difficulty retaining and attracting such personnel as a result of a perceived risk of future workforce reductions. In addition, the implementation of workforce or expense reduction programs may divert the efforts of our management team and other key employees, which could adversely affect our business.
We may expand our development and clinical research capabilities and, as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.
     We may have growth in our expenditures, the number of our employees and the scope of our operations, in particular with respect to those drug candidates that we elect to develop or commercialize independently or together with a partner. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The physical expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.
We currently have no sales or marketing staff and, if we are unable to enter into or maintain strategic alliances with marketing partners or to develop our own sales and marketing capabilities, we may not be successful in commercializing our potential drugs.
     We currently have no sales, marketing or distribution capabilities. We plan to commercialize drugs that can be effectively marketed and sold in concentrated markets that do not require a large sales force to be competitive. To achieve this goal, we will need to establish our own specialized sales force and marketing organization with technical expertise and supporting distribution capabilities. Developing such an organization is expensive and time-consuming and could delay a product launch. In addition, we may not be able to develop this capacity efficiently, cost-effectively or at all, which could make us unable to commercialize our drugs. If we determine not to market our drugs on our own, we will depend on strategic alliances with third parties, such as Amgen, which have established distribution systems and direct sales forces to commercialize them. If we are unable to enter into such arrangements on acceptable terms, we may not be able to successfully commercialize these drugs. To the extent that we are not successful in commercializing any drugs ourselves or through a strategic alliance, our product revenues and business will suffer and our stock price would decrease.
Risks Related To Our Industry
The regulatory approval process is expensive, time-consuming and uncertain and may prevent our partners or us from obtaining approvals to commercialize some or all of our drug candidates.
     The research, testing, manufacturing, selling and marketing of drugs are subject to extensive regulation by the FDA and other regulatory authorities in the United States and other countries, and regulations differ from country to country. Neither we nor our partners are permitted to market our potential drugs in the United States until we receive approval of a new drug application (“NDA”) from the FDA. Neither we nor our partners have received marketing approval for any of Cytokinetics’ drug candidates.
     Obtaining NDA approval is a lengthy, expensive and uncertain process. In addition, failure to comply with FDA and other applicable foreign and U.S. regulatory requirements may subject us to administrative or judicially imposed sanctions. These include warning letters, civil and criminal penalties, injunctions, product seizure or detention, product recalls, total or partial suspension of production, and refusal to approve pending NDAs or supplements to approved NDAs.
     Regulatory approval of an NDA or NDA supplement is never guaranteed, and the approval process typically takes several years and is extremely expensive. The FDA and foreign regulatory agencies also have substantial discretion in the drug approval process. Despite the time and efforts exerted, failure can occur at any stage, and we could encounter problems that cause us to abandon clinical trials or to repeat or perform additional preclinical testing and clinical trials. The number and focus of preclinical studies and clinical trials that will be required for approval by the FDA and foreign regulatory agencies varies depending on the drug candidate, the disease or condition that the drug candidate is designed to address, and the regulations applicable to any particular drug candidate. In addition, the FDA may require that a proposed Risk Evaluation and Mitigation Strategy, also known as a REMS, be submitted as part of an NDA if the FDA determines that it is necessary to ensure that the benefits of the drug outweigh its risks. The FDA and foreign regulatory agencies can delay, limit or deny approval of a drug candidate for many reasons, including, but not limited to:
•	they might determine that a drug candidate is not safe or effective;

•	they might not find the data from preclinical testing and clinical trials sufficient and could request that additional trials be performed;

•	they might not approve our, our partner’s or the contract manufacturer’s processes or facilities; or

•	they might change their approval policies or adopt new regulations.
     Even if we receive regulatory approval to manufacture and sell a drug in a particular regulatory jurisdiction, other jurisdictions’ regulatory authorities may not approve that drug for manufacture and sale. If we or our partners fail to receive and maintain regulatory approval for the sale of any drugs resulting from our drug candidates, it would significantly harm our business and negatively affect our stock price.
If we or our partners receive regulatory approval for our drug candidates, we or they will be subject to ongoing obligations to and continued regulatory review by the FDA and foreign regulatory agencies, and may be subject to additional post-marketing obligations, all of which may result in significant expense and limit commercialization of our potential drugs.
     Any regulatory approvals that we or our partners receive for our drug candidates may be subject to limitations on the indicated uses for which the drug may be marketed or require potentially costly post-marketing follow-up studies or compliance with a REMS. In addition, if the FDA or foreign regulatory agencies approves any of our drug candidates, the labeling, packaging, adverse event reporting, storage, advertising, promotion and record-keeping for the drug will be subject to extensive regulatory requirements. The subsequent discovery of previously unknown problems with the drug, including adverse events of unanticipated severity or frequency, or the discovery that adverse effects or toxicities observed in preclinical research or clinical trials that were believed to be minor actually constitute much more serious problems, may result in restrictions on the marketing of the drug or withdrawal of the drug from the market.
     The FDA and foreign regulatory agencies may change their policies and additional government regulations may be enacted that could prevent or delay regulatory approval of our drug candidates. We cannot predict the likelihood, nature or extent of adverse government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are not able to maintain regulatory compliance, we might not be permitted to market our drugs and our business would suffer.
If physicians and patients do not accept our drugs, we may be unable to generate significant revenue, if any.
     Even if our drug candidates obtain regulatory approval, the resulting drugs, if any, may not gain market acceptance among physicians, healthcare payors, patients and the medical community. Even if the clinical safety and efficacy of drugs developed from our drug candidates are established for purposes of approval, physicians may elect not to recommend these drugs for a variety of reasons including, but not limited to:
•	introduction of competitive drugs to the market;

•	clinical safety and efficacy of alternative drugs or treatments;

•	cost-effectiveness;

•	availability of coverage and reimbursement from health maintenance organizations and other third-party payors;

•	convenience and ease of administration;

•	prevalence and severity of adverse side effects;

•	other potential disadvantages relative to alternative treatment methods; or

•	insufficient marketing and distribution support.
     If our drugs fail to achieve market acceptance, we may not be able to generate significant revenue and our business would suffer.
The coverage and reimbursement status of newly approved drugs is uncertain and failure to obtain adequate coverage and reimbursement could limit our ability to market any drugs we may develop and decrease our ability to generate revenue.
     Even if one or more of our drug candidates is approved for sale, the commercial success of our drugs in both domestic and international markets will be substantially dependent on whether third-party coverage and reimbursement is available for our drugs by the medical profession for use by their patients, which is highly uncertain. Medicare, Medicaid, health maintenance organizations and other third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement of new drugs. As a result, they may not cover or provide adequate payment for our drugs. They may not view our drugs as cost-effective and reimbursement may not be available to consumers or may be insufficient to allow our drugs to be marketed on a competitive basis. If we are unable to obtain adequate coverage and reimbursement for our drugs, our ability to generate revenue will be adversely affected. Likewise, current and future legislative or regulatory efforts to control or reduce healthcare costs or reform government healthcare programs, such as the Patient Protection Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, could result in lower prices or rejection of coverage and reimbursement for our potential drugs. Changes in coverage and reimbursement policies or healthcare cost containment initiatives that limit or restrict reimbursement for any of our drug candidates that are approved could cause our potential future revenues to decline.
We may be subject to costly product liability or other liability claims and may not be able to obtain adequate insurance.
     The use of our drug candidates in clinical trials may result in adverse effects. We cannot predict all the possible harms or adverse effects that may result from our clinical trials. We currently maintain limited product liability insurance. We may not have sufficient resources to pay for any liabilities resulting from a personal injury or other claim excluded from, or beyond the limit of, our insurance coverage. Our insurance does not cover third parties’ negligence or malpractice, and our clinical investigators and sites may have inadequate insurance or none at all. In addition, in order to conduct clinical trials or otherwise carry out our business, we may have to contractually assume liabilities for which we may not be insured. If we are unable to look to our own or a third party’s insurance to pay claims against us, we may have to pay any arising costs and damages ourselves, which may be substantial.
     In addition, if we commercially launch drugs based on our drug candidates, we will face even greater exposure to product liability claims. This risk exists even with respect to those drugs that are approved for commercial sale by the FDA and foreign regulatory agencies and manufactured in licensed and regulated facilities. We intend to secure additional limited product liability insurance coverage for drugs that we commercialize, but may not be able to obtain such insurance on acceptable terms with adequate coverage, or at reasonable costs. Even if we are ultimately successful in product liability litigation, the litigation would consume substantial amounts of our financial and managerial resources and may create adverse publicity, all of which would impair our ability to generate sales of the affected product and our other potential drugs. Moreover, product recalls may be issued at our discretion or at the direction of the FDA and foreign regulatory agencies, other governmental agencies or other companies having regulatory control for drug sales. Product recalls are generally expensive and often have an adverse effect on the reputation of the drugs being recalled and of the drug’s developer or manufacturer.
     We may be required to indemnify third parties against damages and other liabilities arising out of our development, commercialization and other business activities, which could be costly and time-consuming and distract management. If third parties that have agreed to indemnify us against damages and other liabilities arising from their activities do not fulfill their obligations, then we may be held responsible for those damages and other liabilities.
To the extent we elect to fund the development of a drug candidate or the commercialization of a drug at our expense, we will need substantial additional funding.
     The discovery, development and commercialization of new drugs is costly. As a result, to the extent we elect to fund the development of a drug candidate or the commercialization of a drug, we will need to raise additional capital to:
•	expand our research and development capabilities;

•	fund clinical trials and seek regulatory approvals;

•	build or access manufacturing and commercialization capabilities;

•	implement additional internal systems and infrastructure;

•	maintain, defend and expand the scope of our intellectual property; and

•	hire and support additional management and scientific personnel.
     Our future funding requirements will depend on many factors, including, but not limited to:
•	the rate of progress and costs of our clinical trials and other research and development activities;

•	the costs and timing of seeking and obtaining regulatory approvals;

•	the costs associated with establishing manufacturing and commercialization capabilities;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	the costs of acquiring or investing in businesses, products and technologies;

•	the effect of competing technological and market developments; and

•	the status of, payment and other terms, and timing of any strategic alliance, licensing or other arrangements that we have entered into or may establish.
     Until we can generate a sufficient amount of product revenue to finance our cash requirements, which we may never do, we expect to continue to finance our future cash needs primarily through strategic alliances, public or private equity offerings and debt financings. We cannot be certain that additional funding will be available on acceptable terms, or at all. If we are not able to secure additional funding when needed, we may have to delay, reduce the scope of or eliminate one or more of our clinical trials or research and development programs or future commercialization initiatives.
Responding to any claims relating to improper handling, storage or disposal of the hazardous chemicals and radioactive and biological materials we use in our business could be time-consuming and costly.
     Our research and development processes involve the controlled use of hazardous materials, including chemicals and radioactive and biological materials. Our operations produce hazardous waste products. We cannot eliminate the risk of accidental contamination or discharge and any resultant injury from those materials. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of hazardous materials. We may be sued for any injury or contamination that results from our or third parties’ use of these materials. Compliance with environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development and production activities.
Our facilities in California are located near an earthquake fault, and an earthquake or other types of natural disasters, catastrophic events or resource shortages could disrupt our operations and adversely affect our results.
     All of our facilities and our important documents and records, such as hard copies of our laboratory books and records for our drug candidates and compounds and our electronic business records, are located in our corporate headquarters at a single location in South San Francisco, California near active earthquake zones. If a natural disaster, such as an earthquake or flood, a catastrophic event such as a disease pandemic or terrorist attack, or a localized extended outage of critical utilities or transportation systems occurs, we could experience a significant business interruption. Our partners and other third parties on which we rely may also be subject to business interruptions from such events. In addition, California from time to time has experienced shortages of water, electric power and natural gas. Future shortages and conservation measures could disrupt our operations and cause expense, thus adversely affecting our business and financial results.
Risks Related To an Investment in Our Securities
We expect that our stock price will fluctuate significantly, and you may not be able to resell your shares at or at or above your investment price.
     The stock market, particularly in recent years, has experienced significant volatility, particularly with respect to pharmaceutical, biotechnology and other life sciences company stocks, which often does not relate to the operating performance of the companies represented by the stock. Factors that could cause volatility in the market price of our common stock include, but are not limited to:
•	announcements concerning any of the clinical trials for our compounds, such as omecamtiv mecarbil for heart failure and CK-2017357 for the potential treatment of diseases associated with aging, muscle wasting and neuromuscular dysfunction (including, but not limited to, the timing of initiation or completion of such trials and the results of such trials, and delays or discontinuations of such trials, including delays resulting from slower than expected or suspended patient enrollment or discontinuations resulting from a failure to meet pre-defined clinical end-points);

•	announcements concerning our strategic alliance with Amgen or future strategic alliances;

•	failure or delays in entering additional drug candidates into clinical trials;

•	failure or discontinuation of any of our research programs;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	failure or delay in establishing new strategic alliances, or the terms of those alliances;

•	market conditions in the pharmaceutical, biotechnology and other healthcare-related sectors;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	introduction of technological innovations or new products by us or our competitors;

•	issues in manufacturing our drug candidates or drugs;

•	market acceptance of our drugs;

•	third-party healthcare coverage and reimbursement policies;

•	FDA or other U.S. or foreign regulatory actions affecting us or our industry;

•	litigation or public concern about the safety of our drug candidates or drugs;

•	additions or departures of key personnel;

•	substantial sales of our common stock by our existing shareholders, whether or not related to our performance; and

•	volatility in the stock prices of other companies in our industry or in the stock market generally.
     These and other external factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert our management’s time and attention.
     If the ownership of our common stock continues to be highly concentrated, it may prevent you and other stockholders from influencing significant corporate decisions and may result in conflicts of interest that could cause our stock price to decline.
     As of April 30, 2011, our executive officers, directors and their affiliates beneficially owned or controlled approximately 12.6% of the outstanding shares of our common stock (after giving effect to the exercise of all outstanding vested and unvested options and warrants). Accordingly, these executive officers, directors and their affiliates, acting as a group, will have substantial influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transactions. These stockholders may also delay or prevent a change of control of us, even if such a change of control would benefit our other stockholders. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors’ perception that conflicts of interest may exist or arise.
Volatility in the stock prices of other companies may contribute to volatility in our stock price.
     The stock market in general, and The NASDAQ Global Market (“NASDAQ”) and the market for technology companies in particular, have experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, there has been particular volatility in the market prices of securities of early stage and development stage life sciences companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs, potential liabilities and the diversion of management’s attention and resources, and could harm our reputation and business.

Our common stock is thinly traded and there may not be an active, liquid trading market for our common stock.
     There is no guarantee that an active trading market for our common stock will be maintained on NASDAQ, or that the volume of trading will be sufficient to allow for timely trades. Investors may not be able to sell their shares quickly or at the latest market price if trading in our stock is not active or if trading volume is limited. In addition, if trading volume in our common stock is limited, trades of relatively small numbers of shares may have a disproportionate effect on the market price of our common stock.
Evolving regulation of corporate governance and public disclosure may result in additional expenses, use of resources and continuing uncertainty.
     Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and new Securities and Exchange Commission, or SEC, regulations and NASDAQ Stock Market LLC rules are creating uncertainty for public companies. We are presently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of these costs. For example, compliance with the internal control requirements of Section 404 of the Sarbanes-Oxley Act has to date required the commitment of significant resources to document and test the adequacy of our internal control over financial reporting. We can provide no assurance as to conclusions of management or by our independent registered public accounting firm with respect to the effectiveness of our internal control over financial reporting in the future. In addition, the SEC has adopted regulations that will require us to file corporate financial statement information in a new interactive data format known as XBRL beginning in 2011. We may incur significant costs and need to invest considerable resources to implement and to remain in compliance with these new requirements.
     These new or changed laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to maintain high standards of corporate governance and public disclosure. As a result, we intend to invest the resources necessary to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies, due to ambiguities related to practice or otherwise, regulatory authorities may initiate legal proceedings against us, which could be costly and time-consuming, and our reputation and business may be harmed.
We have never paid dividends on our capital stock, and we do not anticipate paying any cash dividends in the foreseeable future.
     We have paid no cash dividends on any of our classes of capital stock to date and we currently intend to retain our future earnings, if any, to fund the development and growth of our businesses. In addition, the terms of existing or any future debts may preclude us from paying these dividends.
Our common stock may be at risk for delisting from NASDAQ in the future. Delisting could adversely affect the liquidity of our common stock and the market price of our common stock could decrease.
     Our common stock is currently listed on NASDAQ. The NASDAQ Stock Market LLC has minimum requirements that a company must meet in order to remain listed on NASDAQ. These requirements include maintaining a minimum closing bid price of $1.00 per share. Although the trading price of our common stock is currently above $1.00 per share, there can be no assurance that we will continue to meet this, or any other, requirement in the future, and, if we do not, it is possible that The NASDAQ Stock Market LLC may notify us that we have failed to meet the minimum listing requirements and initiate the delisting process. If our common stock were to be delisted, the liquidity of our common stock would be adversely affected and the market price of our common stock could decrease.
Our stockholders will experience substantial additional dilution if our shares of preferred stock are converted into common stock.
     As of June 10, 2011, we had 72,279,751 shares of common stock outstanding. However, as of that same date, we also had outstanding 8,070 shares of our Series A Convertible Preferred Stock, which is convertible, without payment of additional consideration, into 8,070,000 shares of common stock. The conversion of the outstanding shares of our Series A Convertible Preferred Stock into common stock would be substantially dilutive to the outstanding shares of common stock. Any dilution or potential dilution may cause our stockholders to sell their shares, which would contribute to a downward movement in the stock price of our common stock.
Risks Relating to This Offering
We will have broad discretion over the use of the proceeds to us from this offering and may apply it to uses that do not improve our operating results or the value of your securities.
     We will have broad discretion to use the net proceeds to us from this offering, and investors will be relying solely on the judgment of our board of directors and management regarding the application of these proceeds. Although we expect to use the net proceeds from this offering for general corporate purposes, we have not allocated these net proceeds for specific purposes. Investors will not have the opportunity, as part of their investment decision, to assess whether the proceeds are being used appropriately. Our use of the proceeds may not improve our operating results or increase the value of the securities being offered hereby.

You will experience immediate and substantial dilution.
     The offering price per share in this offering may exceed the net tangible book value per share of our common stock outstanding prior to this offering. Assuming that an aggregate of 14,383,670 shares of our common stock are sold at a price of $1.18 per share, the last reported sale price of our common stock on NASDAQ on June 10, 2011, for aggregate gross proceeds of $17.0 million, and after deducting commissions and estimated aggregate offering expenses payable by us, you will experience immediate dilution of $0.25 per share, representing the difference between our as adjusted net tangible book value per share as of March 31, 2011 after giving effect to this offering and the assumed offering price. The exercise of outstanding stock options and warrants will result in further dilution of your investment. See the section entitled “Dilution” below for a more detailed illustration of the dilution you would incur if you participate in this offering.
This offering, together with other offerings by us, may harm the market price of, and market for, our common shares.
     The common shares that may be offered and sold under this prospectus represent approximately 19.9% of our issued and outstanding common shares as of the date of this prospectus. We have commenced an at-the-market offering of up to $20.0 million in common shares and may conduct additional offerings of common shares from time to time in the near future. The sales, if any, by us as part of our at-the-market offering or any other offering may create downward pressure on the market price of our common shares. In addition, market participants may elect not to purchase our shares because of the actual or anticipated downward pressure placed on the market price for our common shares by this offering or separate offerings by the company, which may reduce trading volume and result in market price declines.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
     This prospectus and the documents we incorporate by reference in this prospectus include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, which we refer to as the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, that involve substantial risks and uncertainties. All statements, other than statements of historical fact that we include in this prospectus and in the documents we incorporate by reference in this prospectus, including statements regarding our strategy, future operations, future financial position, future results of operations, future cash flows, projected costs, financing plans, product development, possible strategic alliances, competitive position, prospects, plans and objectives of management, may be deemed forward-looking statements for purposes of the Securities Act and the Exchange Act. We often use words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “may,” “predict,” “will,” and “would,” and similar expressions, to identify forward-looking statements, although not all forward-looking statements contain these identifying words.
These forward-looking statements include, among other things, statements about:
•	guidance concerning revenues, research and development expenses and general and administrative expenses for 2011;

•	the sufficiency of existing resources to fund our operations for at least the next 12 months;

•	our capital requirements and needs for additional financing;

•	the initiation, design, progress, timing and scope of clinical trials and development activities for our drug candidates and potential drug candidates conducted by ourselves or our partners, such as Amgen, including the anticipated timing for initiation of clinical trials and anticipated dates of data becoming available or being announced from clinical trials;

•	the results from the clinical trials and non-clinical and pre-clinical studies of our drug candidates and other compounds, and the significance and utility of such results;

•	our and our partners’, such as Amgen’s, plans or ability to conduct the continued research and development of our drug candidates and other compounds;

•	our expected roles in research, development or commercialization under our strategic alliances, such as with Amgen;

•	the properties and potential benefits of, and the potential market opportunities for, our drug candidates and other compounds, including the potential indications for which they may be developed;

•	the sufficiency of the clinical trials conducted with our drug candidates to demonstrate that they are safe and efficacious;

•	our receipt of milestone payments, royalties, reimbursements and other funds from current or future partners under strategic alliances, such as with Amgen;

•	our plans to seek strategic alternatives for our mitotic kinesin inhibitor drug candidates with third parties;

•	our ability to continue to identify additional potential drug candidates that may be suitable for clinical development;

•	our plans or ability to commercialize drugs with or without a partner, including our intention to develop sales and marketing capabilities;

•	the focus, scope and size of our research and development activities and programs;

•	the utility of our focus on the cytoskeleton and our ability to leverage our experience in muscle contractility to other muscle functions;

•	our ability to protect our intellectual property and to avoid infringing the intellectual property rights of others;

•	expected future sources of revenue and capital;

•	losses, costs, expenses and expenditures;

•	future payments under loan and lease obligations and equipment financing lines;

•	potential competitors and competitive products;

•	retaining key personnel and recruiting additional key personnel;

•	expected future amortization of employee stock-based compensation; and

•	the potential impact of recent accounting pronouncements on our financial position or results of operations.
     Such forward-looking statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to:
•	Amgen’s decisions with respect to the timing, design and conduct of development activities for omecamtiv mecarbil, including decisions to postpone or discontinue research or development activities relating to omecamtiv mecarbil;

•	our ability to obtain additional financing;

•	our receipt of funds and access to other resources under our current or future strategic alliances;

•	difficulties or delays in the development, testing, production or commercialization of our drug candidates;

•	difficulties or delays in or slower than anticipated patient enrollment in our or our partners’ clinical trials;

•	adverse side effects, including potential drug-drug interactions, or inadequate therapeutic efficacy of our drug candidates that could slow or prevent product approval (including the risk that current and past results of preclinical research or non-clinical or clinical development may not be indicative of future clinical trials results);

•	results from non-clinical studies that may adversely impact the timing or the further development of our drug candidates and potential drug candidates;

•	the possibility that the FDA or foreign regulatory agencies may delay or limit our or our partners’ ability to conduct clinical trials or may delay or withhold approvals for the manufacture and sale of our products;

•	activities and decisions of, and market conditions affecting, current and future strategic partners;

•	our ability to enter into partnership agreements for any of our programs on acceptable terms and conditions or in accordance with our planned timelines;

•	the availability of funds under our grant from the National Institute of Neurological Disorders and Stroke in future periods;

•	changing standards of care and the introduction of products by competitors or alternative therapies for the treatment of indications we target that may make our drug candidates commercially unviable;

•	the uncertainty of protection for our intellectual property, whether in the form of patents, trade secrets or otherwise; and

•	potential infringement or misuse by us of the intellectual property rights of third parties.
     Our actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including the factors described under “Risk Factors” beginning on page 4 of this prospectus and those incorporated herein by reference. These important factors include the factors that we identify in the documents that we incorporate by reference in this prospectus. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. You should consider these factors and the other cautionary statements made in this prospectus or the documents we incorporate by reference as being applicable to all related forward-looking statements wherever they appear in this prospectus or the documents incorporated by reference. We do not assume, and specifically disclaim, any obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. Operating results reported are not necessarily indicative of results that may occur in future periods.
     You should read this prospectus, the documents we have filed with the SEC that are incorporated by reference and any accompanying prospectus supplement in connection with this offering completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward- looking statements in the foregoing documents by these cautionary statements.

     You should rely only on the information contained in, or incorporated by reference into, this prospectus and in any accompanying prospectus supplement in connection with this offering. Neither we nor MLV have authorized any other person to provide you with different information. The securities offered under this prospectus are not being offered in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus, or that any information incorporated by reference into this prospectus is accurate as of any date other than the date of the document so incorporated by reference.
USE OF PROCEEDS
     We currently intend to use the net proceeds, if any, from the sale of shares of our common stock for:
•	research and development, including clinical trials for our drug candidates; and

•	working capital and other general corporate purposes.
     We cannot estimate precisely the allocation of the net proceeds from this offering among these uses. The amount that we actually expend for these purposes may vary significantly depending on numerous factors, such as the progress of our research and development efforts, technological advances and the competitive environment for our products. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, products and technologies. Although we currently have no material agreements or commitments with respect to acquisitions, we evaluate acquisition opportunities and engage in related discussions from time to time.
     Pending the application of the net proceeds, we intend to invest the net proceeds in a variety of capital preservation instruments, including direct or guaranteed obligations of the U.S. government, certificates of deposit and money market funds, in accordance with our investment policy.

DILUTION
     If you invest in this offering, your ownership interest will be diluted to the extent of the difference between the public offering price per share and the as adjusted net tangible book value per share after giving effect to this offering. We calculate net tangible book value per share by dividing the net tangible book value, which is tangible assets less total liabilities, by the number of outstanding shares of our common stock. Dilution represents the difference between the amount per share paid by purchasers of shares in this offering and the as adjusted net tangible book value per share of our common stock immediately after giving effect to this offering. Our net tangible book value as of March 31, 2011 was approximately $59.6 million, or $0.89 per share.
     After giving effect to the sale of our common stock in the aggregate amount of $17.0 million, which is based on the assumed sale of a number of shares equal to 19.9% of our common stock outstanding as of June 10, 2011 and an assumed offering price of $1.18 per share, the last reported sale price of our common stock on The NASDAQ Global Market on June 10, 2011, and after deducting estimated offering commissions and expenses payable by us, our net tangible book value as of March 31, 2011 would have been $76.0 million, or $0.93 per share of common stock. This represents an immediate increase in the net tangible book value of $0.04 per share to our existing stockholders and an immediate dilution in net tangible book value of $0.25 per share to new investors. The following table illustrates this per share dilution:

Assumed public offering price per share		$1.18
Net tangible book value per share as of March 31, 2011	$0.89
Increase in net tangible book value per share attributable to this offering	$0.04

As adjusted net tangible book value per share as of March 31, 2011, after giving effect to this offering		$0.93

Dilution per share to new investors purchasing shares in this offering		$0.25

     The table above assumes for illustrative purposes that an aggregate of 14,383,670 shares of our common stock are sold at a price of $1.18 per share, the last reported sale price of our common stock on The NASDAQ Global Market on June 10, 2011, for aggregate gross proceeds of $17.0 million. The shares sold in this offering, if any, will be sold from time to time at various prices. An increase of $0.10 per share in the price at which the shares are sold from the assumed offering price of $1.18 per share shown in the table above, assuming all of our common stock in the aggregate amount of $18.4 million is sold at that price, would increase our adjusted net tangible book value per share after the offering to $0.95 per share and would increase the dilution in net tangible book value per share to new investors in this offering to $0.33 per share, after deducting commissions and estimated aggregate offering expenses payable by us. A decrease of $0.10 per share in the price at which the shares are sold from the assumed offering price of $1.18 per share shown in the table above, assuming all of our common stock in the aggregate amount of $15.5 million is sold at that price, would decrease our adjusted net tangible book value per share after the offering to $0.92 per share and would decrease the dilution in net tangible book value per share to new investors in this offering to $0.16 per share, after deducting commissions and estimated aggregate offering expenses payable by us. This information is supplied for illustrative purposes only.
     The above discussion and table are based on 66,916,100 shares of our common stock issued and outstanding as of March 31, 2011 and excludes the following, all as of March 31, 2011:
•	10,074,867 shares of our common stock issuable upon exercise of outstanding stock options under our stock option plans, at a weighted average exercise price of $3.66;

•	4,027,300 shares of our common stock issuable upon exercise of outstanding warrants at a weighted average price of $3.44 per share; and

•	3,570,118 shares of our common stock reserved for future awards under our stock option plans and employee stock purchase plans.
     The above discussion also excludes 5,300,000 shares of our common stock, 8,070 shares of our Series A Convertible Preferred Stock, and warrants to purchase 6,685,000 shares of our common stock, all of which were issued pursuant to that certain Securities Purchase Agreement, dated April 18, 2011, by and between the company and certain investors.
     To the extent that options or warrants are exercised, or other shares are issued, including upon conversion of our outstanding Series A. Convertible Preferred Stock, investors purchasing shares in this offering could experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

PLAN OF DISTRIBUTION
     We have entered into an At the Market Issuance Sales Agreement with MLV, under which we may issue and sell shares of our common stock having aggregate sales proceeds of up to $20,000,000 from time to time through MLV acting as agent. MLV may sell the common stock by any method that is deemed to be an “at-the-market” equity offering as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, including sales made directly on or through NASDAQ or any other existing trading market for the common stock in the U.S. or to or through a market maker. MLV may also sell the common stock in privately negotiated transactions, subject to our prior approval.
     Each time we wish to issue and sell common stock under the sales agreement, we will notify MLV of the number of shares to be issued, the dates on which such sales are anticipated to be made and any minimum price below which sales may not be made. Once we have so instructed MLV, unless MLV declines to accept the terms of this notice, MLV has agreed to use its commercially reasonable efforts consistent with its normal trading and sales practices to sell such shares up to the amount specified on such terms. MLV’s obligations under the sales agreement to sell our common stock are subject to a number of conditions that we must meet.
     The settlement between us and MLV is generally anticipated to occur on the third trading day following the date on which the sale was made. Sales of our common stock as contemplated in this prospectus will be settled through the facilities of The Depository Trust Company or by such other means as we and MLV may agree upon. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.
     We will pay MLV a commission equal to an aggregate of 3.0% of the gross proceeds we receive from the sales of our common stock. Because there is no minimum offering amount required as a condition to close this offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time. In connection with the sale of the common stock on our behalf, MLV may, and will with respect to sales effected in an “at-the-market-offering,” be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended, and the compensation of MLV will be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to MLV with respect to certain civil liabilities, including liabilities under the Securities Act. We estimate that the total expenses for the offering, excluding compensation payable to MLV under the terms of the sales agreement, will be approximately $84 thousand. The maximum compensation to be received by any broker/dealer or sales agent will not be greater than 8.0% for the sale of any securities being registered pursuant to Rule 415.
     The offering of our common stock pursuant to the sales agreement will terminate upon the earlier of (i) the sale of all of our common stock provided for in this prospectus, or (ii) termination of the sales agreement as permitted therein. MLV may terminate the sales agreement at any time in certain circumstances, including the occurrence of a material adverse change with respect to us that, in MLV’s sole judgment, makes it impracticable or inadvisable to market the shares, if there has occurred any material adverse change in the U.S. financial markets or international financial markets, which in MLV’s sole judgment makes it impracticable to market the shares, if trading in the shares has been suspended or limited by the SEC or NASDAQ, or if trading generally has been suspended or limited by NASDAQ, if any suspension of trading of any of our shares on any exchange or over-the-counter market shall have occurred and be continuing, if there is a major disruption of securities settlements or clearance services in the U.S. which shall be continuing, or if a banking moratorium has been declared in the U.S. Federal or New York authorities. We and MLV may each terminate the sales agreement at any time upon 10 days prior notice.
     This summary of the material provisions of the sales agreement does not purport to be a complete statement of its terms and conditions. A copy of the sales agreement is filed with the Securities and Exchange Commission and is incorporated by reference into the registration statement of which this prospectus is a part. See “Where You Can Find More Information” and “Information Incorporated by Reference” below.
     To the extent required by Regulation M, MLV will not engage in any market making activities involving our common stock while the offering is ongoing under this prospectus.
DESCRIPTION OF CAPITAL STOCK
     As of the date of this prospectus, our authorized capital stock consists of 180,000,000 shares. Those shares consist of 170,000,000 shares designated as common stock, $0.001 par value, and 10,000,000 shares designated as preferred stock, $0.001 par value, 8,070 shares of which have been designated as Series A Convertible Preferred Stock (the “Series A Preferred Stock”). As of June 10, 2011, there were 72,279,751 shares of common stock issued and outstanding, and 8,070 shares of Series A Preferred Stock issued and outstanding, convertible into an aggregate of 8,070,000 shares of our Common Stock.
     The following description summarizes the material terms of our capital stock. This summary is, however, subject to the provisions of our amended and restated certificate of incorporation and by the provisions of applicable law.
Common Stock
     Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Upon any liquidation, dissolution or winding up of our business, the holders of common stock are entitled to share equally in all assets available for distribution after payment of all liabilities and provision for liquidation preference of shares of preferred stock then outstanding. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. Holders of common stock are entitled to receive dividends declared by the board of directors, out of funds legally available for the payment of dividends, subject to the rights of holders of preferred stock. Currently, we are not paying dividends.
     Our common stock is listed on The NASDAQ Global Market under the symbol “CYTK.” The transfer agent and registrar for our common stock is Mellon Investor Services LLC, doing business as BNY Mellon Shareowner Services. Mellon’s address is 525 Market Street, 35th Floor, San Francisco, California 94105.
     All outstanding shares of common stock are fully paid and non-assessable, and all shares of common stock offered by this prospectus, or issuable upon conversion or exercise of securities, will, when issued, be validly issued and fully paid and non-assessable.

Preferred Stock
     Each share of Series A Preferred Stock is convertible into 1,000 shares of our common stock at any time at the option of the holder, provided that the holder will be prohibited from converting Series A Preferred Stock into shares of our common stock if, as a result of such conversion, the holder, together with its affiliates, would own more than 9.98% of the total number of shares of our common stock then issued and outstanding. In the event of our liquidation, dissolution, or winding up, holders of our Series A Preferred Stock will receive a payment equal to $0.001 per share of Series A Preferred Stock before any proceeds are distributed to the holders of our common stock. Shares of Series A Preferred Stock will generally have no voting rights, except as required by law and except that the consent of holders of a majority of the outstanding Series A Preferred Stock will be required to amend the terms of the Series A Preferred Stock.
     Our Series A Preferred Stock is not listed on an exchange or any trading system and we do not expect that a trading market for our Series A Preferred Stock will develop.
Anti-Takeover Effects of Some Provisions of Delaware Law
     Provisions of Delaware law and our amended and restated certificate of incorporation and amended bylaws could make the acquisition of our company through a tender offer, a proxy contest or other means more difficult and could make the removal of incumbent officers and directors more difficult. We expect these provisions to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. We believe that the benefits provided by our ability to negotiate with the proponent of an unfriendly or unsolicited proposal outweigh the disadvantages of discouraging these proposals. We believe the negotiation of an unfriendly or unsolicited proposal could result in an improvement of its terms.
     We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless:
•	prior to the time the stockholder become an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (a) by persons who are directors and also officers, and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time the stockholder become an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.
     Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.
Anti-Takeover Effects of Provisions of Our Charter Documents
     Our amended and restated certificate of incorporation provides for our board of directors to be divided into three classes serving staggered terms. Approximately one-third of the board of directors will be elected each year. The provision for a classified board could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the board of directors until the second annual stockholders meeting following the date the acquirer obtains the controlling stock interest. The classified board provision could discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company and could increase the likelihood that incumbent directors will retain their positions. Our amended and restated certificate of incorporation provides that directors may be removed with cause by the affirmative vote of the holders of the outstanding shares of common stock.

     Our amended and restated bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. At an annual meeting, stockholders may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors. Stockholders may also consider a proposal or nomination by a person who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our Secretary timely written notice, in proper form, of his or her intention to bring that business before the meeting. The amended bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting of the stockholders. However, our bylaws may have the effect of precluding the conduct of business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
     Under Delaware law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the amended and restated certificate of incorporation or the amended bylaws. Our amended bylaws authorize a majority of our board of directors, the chairperson of the board, the chief executive officer or the president to call a special meeting of stockholders.
     Because our stockholders do not have the right to call a special meeting, a stockholder could not force stockholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of stockholders prior to such time as a majority of the board of directors believed or the chief executive officer believed the matter should be considered or until the next annual meeting provided that the requestor met the notice requirements. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace the board also could be delayed until the next annual meeting.
     Delaware law provides that stockholders may execute an action by written consent in lieu of a stockholder meeting. However, Delaware law also allows us to eliminate stockholder actions by written consent. Elimination of written consents of stockholders may lengthen the amount of time required to take stockholder actions since actions by written consent are not subject to the minimum notice requirement of a stockholder’s meeting. However, we believe that the elimination of stockholders’ written consents may deter hostile takeover attempts. Without the availability of stockholder’s actions by written consent, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a stockholders’ meeting. The holder would have to obtain the consent of a majority of the board of directors, the chairperson of the board or the chief executive officer to call a stockholders’ meeting and satisfy the notice periods determined by the board of directors. Our amended and restated certificate of incorporation provides for the elimination of actions by written consent of stockholders.
LEGAL MATTERS
     Cooley LLP, Palo Alto, California, will pass upon the validity of the securities offered by this prospectus. LeClairRyan, P.C., New York, New York, is counsel for MLV in connection with this offering.
EXPERTS
     The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2010 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed with the SEC a Registration Statement on Form S-3 under the Securities Act with respect to the shares of common stock we are offering under this prospectus. This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits to the Registration Statement. For further information with respect to us and the securities we are offering under this prospectus, we refer you to the Registration Statement and the exhibits and schedules filed as a part of the Registration Statement. You may read and copy the Registration Statement, as well as our reports, proxy statements and other information, at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549-0102. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. You may obtain further information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available on the SEC Internet site at www.sec.gov, which contains periodic reports and other information regarding issuers that file electronically.
     We also maintain a website at www.cytokinetics.com, through which you can access our filings with the SEC. The information contained in, or accessible through, our website is not a part of this prospectus.
INFORMATION INCORPORATED BY REFERENCE
     The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to other documents that we have filed or will file with the SEC. We are incorporating by reference in this prospectus the information or documents below that we have filed with the SEC (Commission File No. 000-50633):
•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, which was filed on March 11, 2011;

•	our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2011, which was filed on May 6, 2011;

•	our Current Reports on Form 8-K filed on January 4, 2011; February 9, 2011; February 10, 2011; February 14, 2011 (as to information therein explicitly filed with the SEC only); March 1, 2011; March 18, 2011; April 18, 2011; April 18, 2011; April 19, 2011 (as amended on April 20, 2011); April 27, 2011; May 20, 2011; June 2, 2011; June 13, 2011; and June 21, 2011;

•	the information specifically incorporated by reference into our 2010 Annual Report on Form 10-K referred to above from our definitive proxy statement relating to our 2011 annual meeting of stockholders, which was filed on March 28, 2011; and

•	the description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on March 12, 2004, including any amendment or reports filed for the purpose of updating such description.
     All future documents that we file with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, including those made after the date of the initial filing of the registration statement of which this prospectus is a part and prior to effectiveness of such registration statement, until the termination or completion of this offering of common stock shall be deemed to be incorporated by reference in this prospectus and to be a part of it from the filing dates of such documents (except in each case the information contained in such documents to the extent “furnished” and not “filed”). Certain statements in and portions of this prospectus update and replace information in the above listed documents incorporated by reference. Likewise, statements in or portions of a future document incorporated by reference in this prospectus may update and replace statements in and portions of this prospectus or the above listed documents. To the extent there is a conflict between the information contained in this prospectus, on the one hand, and the information contained in any document incorporated by reference into this prospectus that was filed with the SEC before the date of this prospectus, on the other hand, you should rely on the information in this prospectus. If any statement in one of these documents is inconsistent with a statement in another document having a later date, the statement in the document having the later date modifies or supersedes the earlier statement.
     We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the documents that are incorporated herein by reference. Requests should be directed to:
Cytokinetics, Incorporated
280 East Grand Avenue
South San Francisco, California 94080
United States of America
Attn: Investor Relations
(650) 624-3000

$20,000,000 Shares of Common Stock
Prospectus
June 23, 2011